Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

October 1, 2021

By EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Joanna Lam
Steve Lo

Re:	Essential Utilities, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Form 8-K filed February 25, 2021 File No. 001-06659

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated September 9, 2021 to Daniel J. Schuller, the Chief Financial Officer of Essential Utilities, Inc. (the “Company”), regarding the above-captioned Form 10-K and Form 8-K. For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment.

Form 8-K filed February 25, 2021

Exhibit 99.1, page 1

1.       We note you disclose the non-GAAP financial measures adjusted operating revenues, adjusted income, and adjusted income per common share in your press release. Within the reconciliation of these measures, you include an adjustment to provide full-year 2020 run rate of People’s operating results, including additional net interest expense to show the effects of the Peoples acquisition as if this transaction closed on January 1, 2020. Please tell us how you concluded that the resulting measures do not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100 (b) of Regulation G.

Division of Corporation Finance
United States Securities and Exchange Commission

October 1, 2021

RESPONSE: The Company respectfully informs the Staff that this response discusses the disclosure in the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2021 (the “February 2021 Earnings Release”), not on February 25, 2020 as referenced in the comment letter.

Beginning with its earnings release issued on February 26, 2020 (the “February 2020 Earnings Release”), the Company disclosed, for the purpose of guidance for the full year 2020, that it was providing adjusted pro-forma income per diluted common share to include the impact of its acquisition of the Peoples Natural Gas family of companies (the “Peoples Acquisition”), which was expected to close on March 16, 2020, as if the transaction had closed on January 1, 2020. The Peoples Acquisition did close on March 16, 2020.

The Peoples’ business is highly seasonal and impacted by local weather conditions in Pennsylvania, Kentucky and West Virginia, where the Peoples’ business is located, with particularly more usage of natural gas in the fall, winter and early spring months. Due to such seasonality of the Peoples’ business, management believed the first 75 days of 2020 would represent a significant portion of the annual operating results of its business, and that not providing pro forma non-GAAP information would make year-over-year comparisons and comparisons to guidance difficult.

The Company has a long history of providing annual guidance to its investors. Based on the significance of the Peoples Acquisition to the Company in terms of incremental scale (i.e., approximately 23% of total assets and 36% of total operating revenues as of and for the year ended December 31, 2020), and the fact that the Peoples Acquisition represented the Company’s first entry into the natural gas utility business, management determined that it was important to provide earnings guidance with transparency into the full year 2020 earnings impact of the acquired business. The Peoples Acquisition had not closed at the time the Company issued its 2020 guidance, and the Company did not have insight into the actual results for the 75-day period prior to the closing of the Peoples Acquisition. Therefore, the Company used projected operating results based on historical weather and associated natural gas usage to present what could have been expected to be the actual results for such 75-day period. This approach is consistent with how management views the Company’s business for guidance purposes. In addition, the pro forma adjustment included additional net interest expense representing the estimated interest cost that management believed would have been incurred on the incremental debt used to fund the Peoples Acquisition, during the 75-day period in 2020 prior to the closing, as such interest would have been incurred if the transaction had, in fact, closed on January 1, 2020.

The Company does not provide guidance on a quarterly basis, only on an annual basis, so management did not change the information presented to allow investors to: (1) evaluate the 2020 results against guidance and historic results throughout 2020; (2) make future results comparisons more accurate and easier to understand; and (3) make comparisons to other companies in the industry more consistent. Following the reporting of 2021 annual results in February 2022, the Company will have no further need to utilize these pro forma, non-GAAP operating results. We believe that amending the information, for example, by replacing the pro forma adjusted operating results with the actual operating results for the same period, at this time could be confusing and misleading to investors, as it will not provide them with the view of how management considered the impact of the Peoples’ Acquisition when it presented its 2020 guidance.

Division of Corporation Finance
United States Securities and Exchange Commission

October 1, 2021

Please contact me at (215) 864-8631 with any questions or comments you may have regarding this response. The Company management is available for discussion as needed to resolve this comment.

Very truly yours,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/lrk

cc:	Daniel J. Schuller, Essential Utilities, Inc.
Christopher P. Luning, Essential Utilities, Inc.